Exhibit 2.2

EXECUTION VERSION

AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

This Amendment to Business Combination Agreement (this “Amendment”), dated as of December 14, 2020, is entered into by and among Gores Holdings IV, Inc., a Delaware corporation (“GHIV”), United Shore Financial Services, LLC d/b/a United Wholesale Mortgage, a Michigan limited liability company (the “Company”), UWM Holdings, LLC, a Delaware limited liability company (“UWM LLC”), and SFS Holding Corp., a Michigan corporation (“SFS Corp.”). GHIV, the Company, UWM LLC and SFS Corp. are referred to herein individually as a “Party” and collectively as the “Parties.”

WITNESSETH:

WHEREAS, the Parties are party to that certain Business Combination Agreement, dated September 22, 2020 (the “Agreement”) (capitalized terms used and not otherwise defined herein shall have the meanings ascribed thereto in the Agreement);

WHEREAS, Section 8.2 of the Agreement provides that the Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed in the same manner as the Agreement and which makes reference to the Agreement; and

WHEREAS, in accordance with Section 8.2 of the Agreement, the Parties desire to amend the Agreement as provided herein.

NOW, THEREFORE, in consideration of the mutual promises and undertakings described herein and for such other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree to the foregoing and the following:

1.    Amendments.

(a)    Section 1.1 of the Agreement is hereby amended by deleting the following definitions:

“Fully Diluted Basis” means the number of shares of GHIV Common Stock issued and outstanding at Closing and any shares reserved for issuance under the Private Placement Warrants and the Public Warrants.

(b)    Section 1.1 of the Agreement is hereby amended by adding the following definitions in the appropriate alphabetical locations:

“NYSE” means the New York Stock Exchange.

(c)    Section 2.6 of the Agreement is hereby amended and restated to read in its entirety as follows:

Section 2.6    Directors and Officers. Pursuant to the GHIV Second A&R Certificate of Incorporation and GHIV A&R Bylaws, at the Closing, GHIV shall have a classified board initially comprised of nine (9) members. The Parties shall cause the GHIV Board and the officers of GHIV as of immediately following the Closing to include the individuals set forth on Exhibit G and such other individuals to be identified by SFS Corp., each to hold office until his or her successors are duly elected and qualified. The GHIV Board shall cause GHIV to avail itself of the exemptions available to a “controlled company” listed on the NYSE, including with respect to board independence and committee composition.

(d)    Section 5.14 of the Agreement is hereby amended and restated to read in its entirety as follows:

5.14    New Stock Incentive Plan. The Parties shall cooperate to establish the New Stock Incentive Plan to be effective at the Closing, which shall provide for an aggregate share reserve thereunder (the “Equity Pool”) equal to eighty million (80,000,000) shares of GHIV Class A Common Stock. GHIV shall include a proposal in the GHIV Proxy Statement to approve the New Stock Incentive Plan.

(e)    Section 5.15 of the Agreement is hereby amended and restated to read in its entirety as follows:

5.15    Exchange Matters. Prior to the Closing, GHIV shall apply for a mutually agreed upon new ticker symbol with the New York Stock Exchange that reflects the name “UWM Corporation” contingent on obtaining GHIV Required Stockholder Approval. GHIV shall use its reasonable best efforts to take all actions necessary to list the GHIV Class A Common Stock, Public Warrants and GHIV Units on the NYSE. On or prior to the Closing, if GHIV receives any written notice from the NYSE or Nasdaq that GHIV has failed to meet the NYSE initial listing standards or that GHIV has failed to comply with the Nasdaq Marketplace Rules, then GHIV shall provide prompt written notice to UWM LLC, including a copy of any written notice received from the NYSE or Nasdaq, as applicable.

2.    No Further Amendment; Full Force and Effect. Except as otherwise expressly provided herein, all of the terms and conditions of the Agreement remain unchanged and continue in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto as if the amendments made hereby were originally set forth in the Agreement.

3.    Interpretation. In the event of any inconsistency or conflict between the terms of the Agreement and this Amendment, the terms of this Amendment shall prevail.

4.    Counterparts. This Amendment may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

5.    Governing Law. This Amendment shall be governed and construed in accordance with the laws of the State of Delaware without regard to any choice of law or conflict of law provisions that would require the application of the laws of any other jurisdiction.

6.    Headings. The descriptive headings of the several Sections of this Amendment were formulated, used and inserted in this Amendment for convenience only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

7.    Defined Terms; References. From and after the date of this Amendment, references in the Agreement to the “Agreement” or any provision thereof shall be deemed to refer to the Agreement or such provision as amended hereby unless the context otherwise requires, and references to “Amendment” shall be deemed to refer to this Amendment.

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IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by each Party as of the date first written above.

GORES HOLDINGS IV, INC.

By:	/s/ Mark Stone
Name:	Mark Stone
Title:	Chief Executive Officer and President

[AMENDMENT TO BUSINESS COMBINATION AGREEMENT]

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by each Party as of the date first written above.

UNITED SHORE FINANCIAL SERVICES, LLC

By:	/s/ Mathew Ishbia
Name:	Mathew Ishbia
Title:	Manager

UWM HOLDINGS, LLC

By:	/s/ Mathew Ishbia
Name:	Mathew lshbia
Title:	Manager

SFS HOLDING CORP.

By:	/s/ Mathew Ishbia
Name:	Mathew lshbia
Title:	President

[AMENDMENT TO BUSINESS COMBINATION AGREEMENT]